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[GENWORTH FINANCIAL LOGO]

April 10, 2008

Mark Cowan
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Subject:     Genworth Life and Annuity Insurance Company
             Genworth Life & Annuity VA Separate Account 3
             SEC File No. 333-138258

Dear Mr. Cowan:

On behalf of Genworth Life and Annuity Insurance Company (the "Company") and its Genworth Life & Annuity VA Separate Account 3 (the "Separate Account"), we hereby submit our response to comments received by the staff of the Securities and Exchange Commission on March 25, 2008 for the above-referenced Registration Statement. Changes to the Registration Statement will be made via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933 on or about April 23, 2008, for an effective date of May 1, 2008.

We provide the following responses to your comments, with revised pages from the Registration Statement attached for your reference.

Comment 1:   Fee Table - Contract Owner Transaction Expenses - In footnote 2, please explain whether premium is aggregated when additional premium payments are made for purposes of assessing a sales charge.

Response 1: We have revised the disclosure in footnote 2 of the fee table (page 7 of the prospectus), in the "What charges are associated with this contract?" provision (page 11 of the prospectus), and in the "Sales Charge" provision (page 28 of the prospectus) to reflect that premium payments are aggregated within the same contract for purposes of assessing a sales charge. The total sales charge will be based on total premiums received.

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Comment 2:   What charges are associated with this contract? (p. 11) - The new disclosure states that "We also may assess charges for the optional riders." In order to avoid confusion as to whether the company is contemplating assessing a charge of all of the riders, consider revising the disclosure to state "We also assess charges for certain of the optional riders." Also, the maximum charge should be disclosed in the table. Disclosure on pages 46 and 47 suggests that charges may be increased in the future.

Response 2: We have made the suggested revision to page 11 of the prospectus. We have also revised the fee table to disclose the maximum charges. Please see page 8 of the prospectus. Please note that only the charge for the Levelized Income with a Step-Up Guaranteed Payment Floor Rider may increase for existing contract owners in the future. That increase would only occur if a contract owner elected the rider and, after the 10-year period, elected to continue the step-up for an additional 10 years. The rider charge would be reset to the charge in effect at the time of the election to continue the step-up. The disclosure on pages 49 and 50 are also revised accordingly.

Comment 3:   Purchase of the Contract (p. 27) - Please disclose why small subsequent premium payments added to a contract after the Contract Date may not have any impact on the amount of Income Payments.

Response 3: The following disclosure has been added to page 29 of the prospectus:

     The Optional Payment Plans available under the contract are all life contingent payment options. Income Payments are calculated based on the life expectancy of the Annuitant(s) and, if applicable, the period certain. Applying a small amount of additional premium over a 20-year period, therefore, may have a very small or negligible impact in the calculation of Income Payments (i.e., pennies or less).

Comment 4:   Premium Payments (p. 29) - With respect to additional premium payments made before the premium cut-off date (where a contract owner has reached the Income Start Date), please explain how the lump sum will be adjusted to account for the time the premium was not invested in the Subaccounts. This comment is also applicable to the new disclosure on page 43.

Response 4: The variable payout rate applied to such premium payment assumes that the net premium payment is invested at the Income Start Date. Further, Income Payments derived from such premium payment will be made as if the premium payment was received on the Income Start Date. Since the premium payment was received after the Income Start Date, however, a deduction from the lump sum is made to account for the time the premium was not invested in the Subaccount(s). The adjustment to the lump sum reflects a deduction for the asset charge that would have been assessed and for the investment interest that would have been earned on the premium payment had it been invested on the Income Start Date.

                                        2

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We have revised the disclosure on page 31 and 45 by adding the following at the end of the language in question:

     This adjustment will reflect a deduction for the investment interest that would have been earned on the premium payment had it been invested on the Income Start Date. The interest rate used for this adjustment is the Assumed Interest Rate that was used to calculate the Income Payment.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at 804.289.3545 or via e-mail at michael.pappas@genworth.com.


Sincerely,

/s/ Michael D. Pappas
---------------------

Michael D. Pappas
Associate General Counsel

                                        3

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Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life &
Annuity VA Separate Account 3, acknowledges that:

Genworth Life and Annuity Insurance Company, on behalf of its Genworth Life & Annuity VA Separate Account 3, is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and Genworth Life & Annuity VA Separate Account 3 may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ Matthew P. Sharpe
---------------------
Matthew P. Sharpe
Vice President

                                        4
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FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning or surrendering the contract. The first table describes the fees and expenses that you will pay when you purchase the contract. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES
--------------------------------------------------------------------------------

Sales Charge(1)                                     Premium Paid(2)
----------------                                    ----------------
5.0%                                                $25,000 - $49,999
4.5%                                                $50,000 - $99,999
3.5%                                                $100,000 - $249,999
2.5%                                                $250,000 - $499,999
2.0%                                                $500,000 - $749,999
1.5%                                                $750,000 - $999,999
1.0%                                                $1,000,000 and greater

--------------------------------------------------------------------------------


(1) The sales charge is deducted prior to applying any remaining premium to your contract.
(2) We will aggregate all premium payments made to the contract for purposes of assessing a sales charge. We also will aggregate premium paid for purposes of assessing a sales charge when the same owner purchases more than one contract. The owner may not purchase more than one contract with the same Annuitant with an aggregate premium payment of more than $1,000,000 without our prior consent.



The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.

                                       7
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PERIODIC CHARGES OTHER THAN PORTFOLIO EXPENSES
--------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES

    (AS A PERCENTAGE OF YOUR AVERAGE DAILY NET ASSETS IN THE SEPARATE ACCOUNT)

                                                    CURRENT     MAXIMUM
                                                    CHARGES     CHARGES
--------------------------------------------------------------------------------
Mortality and Expense Risk Charge                   0.70%        0.70%
Administrative Expense Charge                       0.00%        0.00%
--------------------------------------------------------------------------------

OPTIONAL BENEFITS(1)

    (AS A PERCENTAGE OF YOUR AVERAGE DAILY NET ASSETS IN THE SEPARATE ACCOUNT)


--------------------------------------------------------------------------------
Commutation of Income Payments Rider Option(2)      0.00%        0.00%
Levelized Income Rider Option                       0.00%        0.00%
Levelized Income with Commutation Rider Option(2)   0.00%        0.00%
Levelized Income with Guaranteed Payment Floor
 Rider Options
    -  Levelized Income with a Guaranteed Payment
       Floor Equal to 50% of the Estimated Initial
       Payment                                      0.00%        0.00%
    -  Levelized Income with a Guaranteed Payment
       Floor Equal to 75% of the Estimated Initial
       Payment                                      0.30%        0.30%
    -  Levelized Income with a Step-Up Guaranteed
       Payment Floor                                0.50%        1.00%
Commutation of Guaranteed Income Payments Rider
Option(2)                                           0.00%        0.00%
--------------------------------------------------------------------------------
MAXIMUM TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES(3)   1.20%        1.70%

--------------------------------------------------------------------------------

(1) The riders must be purchased at application. Except for the Levelized Income with Commutation Rider Option and the Commutation of Guaranteed Income Payments Rider Option, none of the rider options may be elected together or in any combination. The Levelized Income with Commutation Rider Option can only be purchased if the owner also has elected the Levelized Income Rider Option. The Commutation of Guaranteed Income Payments Rider Option can only be purchased if the owner also has elected one of the Levelized Income with Guaranteed Payment Floor Rider Options.
     Not all rider options may be available in all states or in all markets. We reserve the right to discontinue offering these rider options at any time and for any reason.
(2) Rider options with Commutation features are available only if the owner elects a payment plan with a period certain payout option.
(3) The Maximum Total Separate Account Annual Expenses assume that the owner elected the Levelized Income with a Step-Up Guaranteed Payment Floor Rider Option.

For information concerning compensation paid for the sale of the contract, SEE the "Sale of the Contracts" provision of this prospectus.

The next item shows the minimum and maximum total annual operating expenses charged by the Portfolios that you may pay periodically during the time that you own the contract. These are expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

                                       8

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contract. We will aggregate all premium payments made to the contract for purposes of assessing a sales charge. We also will aggregate premium paid for purposes of assessing a sales charge when the same contract owner purchases more than one contract. The contract owner may not purchase more than one contract with the same Annuitant with an aggregate premium payment of more than $1,000,000 without our prior consent.



We assess charges in the aggregate at an effective annual rate of 0.70% of the daily net asset value of the Separate Account. This charge consists of a mortality and expense risk charge. We also assess charges for certain of the optional riders. For a complete discussion of all charges associated with the contract, SEE the "Charges and Other Deductions" provision of this prospectus.


If your state assesses a premium tax with respect to your contract, then at the time we incur the tax (or at such other time as we may choose), we will deduct these amounts from each premium payment, from surrender of the contract if the contract is surrendered prior to the Income Start Date, or if a Commutation rider is elected, from the Commuted Value upon Commutation of the contract. SEE the "Charges and Other Deductions" and the "Deductions for Premium Taxes" provisions of this prospectus.

There are expenses associated with the Portfolios. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees or service share fees, if applicable. SEE the "Fee Tables"
section in this prospectus. These Portfolio expenses are more fully described in the prospectus for each Portfolio.

We pay compensation to broker-dealers who sell the contracts. For a discussion of this compensation, SEE the "Sale of the Contracts" provision in this prospectus.

We also offer variable deferred and immediate variable annuity contracts through other separate accounts of the Company which may invest in the same Portfolios offered under this contract. These contracts have different charges and features and may be more suitable for your needs. To obtain more information about these contracts, including a prospectus, contact your registered representative, or call 800.352.9910.

HOW MUCH MUST I PAY? This product is a single premium payment variable immediate annuity. The minimum premium payment needed to purchase this product is $25,000 and the maximum premium payment cannot be greater than $1,000,000 for any Annuitant without our prior consent. In addition, we reserve the right to refuse any premium payment that exceeds an aggregate premium payment of $1,000,000 for any contract issued by the Company or any of its affiliated companies to the same contract owner or with the same named Annuitant(s).

HOW WILL MY INCOME PAYMENTS BE CALCULATED? We will pay you Income Payments beginning on the Income Start Date, provided an Annuitant is living on that date. You may elect to have Income Payments made monthly, quarterly, semi-annually or annually. However, once Income Payments begin, the frequency of Income Payments cannot change.

You may elect to receive Variable Income Payments and/or Fixed Income Payments. If you elect to receive Fixed Income Payments and if your Income Start Date is within 90 days of the Contract Date, we will calculate your initial Fixed Income Payment using the net payout rate for a single premium annuity in effect on the Contract Date. If you elect to receive Fixed Income Payments and if your Income Start Date is greater than 90 days after the Contract Date, we will calculate your initial Fixed Income Payment using the net payout rate in effect on your Income Start Date. The rate is based on the Annuitant(s)' age and gender, if applicable, and the Income Payment Plan selected. On each anniversary of the Income Start Date, your Fixed Income Payment will increase by the cost of living adjustment stated in your contract. This amount may vary from contract to contract and by the state in which the contract is issued. Variable Income Payments will reflect the investment experience of the Subaccounts you select. The Variable Income Payment for each Subaccount is based on the number of Annuity Units for the

                                       11
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amount of sales charge deducted ranges depending upon the amount of premium received. We will aggregate all premium payments made to the contract for purposes of assessing a sales charge. We also will aggregate premium paid for purposes of assessing a sales charge when the same contract owner purchases more than one contract. The contract owner may not purchase more than one contract with the same Annuitant with an aggregate premium payment of more than $1,000,000 without our prior consent. The sales charge is as follows:


Sales Charge                                                           Premium Paid
------------                                        --------------------------------------------------
5.0%                                                $25,000-49,999
4.5%                                                $50,000-99,999
3.5%                                                $100,000-249,999
2.5%                                                $250,000-499,999
2.0%                                                $500,000-749,999
1.5%                                                $750,000-999,999
1.0%                                                $1,000,000 and greater

The sales charge deducted may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the sales charge we collect may not fully cover all the sales and distribution expenses we actually incur. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

We calculate the sales charge separately for each premium payment.

DEDUCTIONS FROM THE SEPARATE ACCOUNT

We deduct from the Separate Account an amount, computed daily, at an annual rate of 0.70% of your daily net assets of the Separate Account. The charge consists of the mortality and expense risk charge. We will also assess the applicable charge for any optional benefit you may elect, as described below. The deductions from the Separate Account are reflected in your Contract Value prior to the Income Start Date or account value after the Income Start Date.

CHARGES FOR THE OPTIONAL RIDERS

We charge you for expenses related to two of the Levelized Income with Guaranteed Payment Floor Rider Options. We deduct the charge for the applicable rider option against your daily net assets in the Separate Account to compensate us for the increased risks and expenses associated with providing a guaranteed payment floor. The charge for the Levelized Income with a Guaranteed Payment Floor Rider Equal to 75% of the Estimated Initial Payment is an annual rate of 0.30% of the daily net assets of the Separate Account. The charge for the Levelized Income with a Step-Up Guaranteed Payment Floor is 0.50% of the daily net assets of the Separate Account. There is no charge for the Levelized Income with a Guaranteed Payment Floor Rider Equal to 50% of the Estimated Initial Payment.

There is no charge for any of the other available rider options.

OTHER CHARGES

DEDUCTIONS FOR PREMIUM TAX

We will deduct charges for any premium tax or other tax levied by any governmental entity from premium payments or assets when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, Income Payments and death benefit payments).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. The premium tax generally depends upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

PORTFOLIO CHARGES

Each Portfolio incurs certain fees and expenses. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as 12b-1 fees and/or service share fees, if applicable. To pay for these expenses, the Portfolio makes deductions from its assets. A Portfolio may also impose a

                                      28
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redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a transfer. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

THE CONTRACT

The contract is an individual modified single premium payment variable immediate annuity contract. Your rights and benefits are described below and in the contract. There may be differences in your contract (such as differences in fees, charges and benefits) because of requirements of the state where we issued your contract. We will include any such differences in your contract.

PURCHASE OF THE CONTRACT

If you wish to purchase a contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you through your sales representative. SEE the "Sale of the Contracts" provision of this prospectus.

To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified or non-qualified retirement plans for which we designed the contracts. The Annuitant(s) cannot be older than age 85, unless we approve a different age. Various firms and financial institutions that sell our products have their own guidelines on when certain products are suitable and may impose issue age restrictions which are younger than those stated in our contracts and/or riders. We neither influence, nor agree or disagree with, the age restrictions imposed by firms and financial institutions.

The minimum initial premium payment required to purchase this contract is $25,000. We will accept subsequent premium payments until 180 days after the Contract Date. Any premium payments received after this date will be returned to the owner and/or joint owner. If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial premium payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial premium payment for no more than five business days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your premium payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial premium payment within two business days. We apply any additional premium payments you make on the Valuation Day received at our Home Office.


Small subsequent premium payments added to the contract after the Contract Date may not have any impact on the amount of Income Payments. The Optional Payment Plans available under the contract are all life contingent payment options. Income Payments are calculated based on the life expectancy of the Annuitant(s) and, if applicable, the period certain. Applying a small amount of additional premium over a 20-year period, therefore, may have a very small or negligible impact in the calculation of Income Payments (i.e., pennies or less). Please consider this before you decide to add subsequent premium payments to your contract. You may want to consult with your registered representative or financial adviser before investing subsequent premium payments to your contract.


This contract may be used with certain tax qualified retirement plans. The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefit, income benefits and other non-tax-related benefits. Please consult a tax adviser for information specific to your circumstances in order to determine

                                      29
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ASSIGNMENT

An owner of a Non-Qualified Contract may assign some or all of his or her rights under the contract. However, an assignment must occur before any Income Payments begin and while an Annuitant is still living. Once proper notice of the assignment is recorded by our Home Office, the assignment will become effective as of the date the written request was signed.

Qualified Contracts, IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

If you elect one of the rider options, our Home Office must approve any assignment, unless such assignment was made pursuant to a court order.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Home Office receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that your value in the contract exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to an IRS tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

PREMIUM PAYMENTS

Premium payments may be made up to 180 days after the Contract Date, before the surrender of the contract, or before the death of the owner (or joint owner, if applicable), whichever comes first (the "premium cut-off date"). You may make such premium payments at any frequency and in the amount you select, subject to certain restrictions, including restrictions that may be imposed by terms of elected riders. You must obtain our prior approval before you make total premium payments for an Annuitant that exceed $1,000,000. We reserve the right to refuse to accept a premium payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

The minimum initial premium payment is $25,000. We may accept a lower initial premium payment in the case of certain group sales. Each additional premium payment must be at least $100.


If you have reached the Income Start Date, and you have elected to receive Variable Income Payments, we will apply any additional premium payments made before the premium cut-off date as if those premium payments were made on the Income Start Date. We will recalculate your Variable Income Payments using the variable payout rate described in your contract. We will pay you a lump sum reflecting the difference in your new Variable Income Payment amount and any Variable Income Payments we have paid to you. The asset charge will be deducted from the lump sum payment. In addition, the lump sum will be adjusted to account for the time the premium was not invested in the Subaccounts. This adjustment will reflect a deduction for the investment interest that would have been earned on the premium payment had it been invested on the Income Start Date. The interest rate used for this adjustment is the Assumed Interest Rate that was used to calculate the Income Payment.


If you have reached the Income Start Date, and you have elected to receive Fixed Income Payments, we will apply any additional premium payments made before the premium cut-off date to future Income Payments for the remainder of the Annuity Year. We will calculate your Income Payments using the payout rate in effect at the time additional premium is received.

keep your variable income payments level. You may choose an Assumed Interest Rate of 3%, 4%, 5% or 6%, unless you elect one of the Levelized Income with Guaranteed Payment Floor Rider Options. If you elect one of the Levelized Income with Guaranteed Payment Floor Rider Options, you must elect an Assumed Interest Rate of 4%. This means that if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is less than the Assumed Interest Rate elected, then the dollar amount of your Variable Income Payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is greater than the Assumed Interest Rate elected, then the dollar amount of your Income Payment will increase.

We will make Income Payments monthly unless you elect to receive payments quarterly, semi-annually or annually. Under all available Optional Payment Plans, if any payment that is made more frequently than annually is, would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable on the Income Start Date is less than $20, we will pay the surrender value in a lump sum. SEE the "Requesting Payments" provision in this prospectus. Upon making such a lump sum payment, we will have no future obligation under the contract.

The amount of your Income Payments will depend on five things:

  1) your Contract Value on the Valuation Day immediately preceding the Income Start Date;

  2) the settlement age on the Income Start Date, and if applicable, the gender of the Annuitant(s);

  3)  the specific payment plan you choose;

  4) if you elect Variable Income Payments, the investment performance of the Portfolios selected; and

  5)  the Assumed Interest Rate elected.

As provided in your contract, we may adjust the age used to determine Income Payments, and we may deduct premium taxes from your payments.


If you have reached the Income Start Date, and you have elected to receive Variable Income Payments, we will apply any additional premium payments made before the premium cut-off date as if those premium payments were made on the Income Start Date. We will recalculate your Variable Income Payments using the variable payout rate described in your contract. We will pay you a lump sum reflecting the difference in your new Variable Income Payment amount and any Variable Income Payments we have paid to you. The asset charge will be deducted from the lump sum payment. In addition, the lump sum will be adjusted to account for the time the premium was not invested in the Subaccounts. This adjustment will reflect a deduction for the investment interest that would have been earned on the premium payment had it been invested on the Income Start Date. The interest rate used for this adjustment is the Assumed Interest Rate that was used to calculate the Income Payment.


If you have reached the Income Start Date, and you have elected to receive Fixed Income Payments, we will apply any additional premium payments made before the premium cut-off date to future Income Payments for the remainder of the Annuity Year. We will calculate your Income Payments using the payout rate in effect at the time additional premium is received.

of which is treated as a separate rider option. The rider options are:

--> Levelized Income with a Guaranteed Payment Floor Equal to 50% of the Estimated Initial Payment;

--> Levelized Income with a Guaranteed Payment Floor Equal to 75% of the Estimated Initial Payment; and

-->  Levelized Income with a Step-Up Guaranteed Payment Floor.

Under these options, Variable Income Payments may vary from year to year, but are guaranteed never to be below the applicable guaranteed payment floor. The guaranteed payment floor is determined by taking a percentage (50%, 75%, or 75% with a step-up) of the estimated initial Variable Income Payment. The Assumed Interest Rate for each rider will be 4%. Each rider also requires the contract owner to invest all assets in accordance with a prescribed Investment Strategy in order to receive the full benefit provided by the rider. SEE the "Investment Strategy" provision below for more information about the Investment Strategy.


There is no charge for the Levelized Income with a Guaranteed Payment Floor Equal to 50% of the Estimated Initial Payment. We assess a charge for the other two rider options. The charge for the Levelized Income with a Guaranteed Payment Floor Equal to 75% of the Estimated Initial Payment is equal to an annualized rate of 0.30% of the daily net assets of the Separate Account. The charge for the Levelized Income with a Step-Up Guaranteed Payment Floor is equal to an annualized rate of 0.50% of the daily net assets of the Separate Account. The step-up feature of this rider option is described in the "Levelized Income with a Step-Up Guaranteed Payment Floor Rider Option" provision below.


To determine the amount of payments made each Annuity Year, we take the number of Annuity Units you have in a Subccount multiplied by the Annuity Unit value for that Subaccount on the first Valuation Day of each Annuity Year. If the first day is not a Valuation Day, the Annuity Unit value will be as of the most recent Valuation Day prior to the first day of the Annuity Year. This amount is referred to as the annual income amount. We then take the annual income amount and apply it to a one-year period certain, periodic payment single premium annuity to obtain the level income amount.

The Variable Income Payment will equal the greater of (a) and (b), where:

(a) is the level income amount, less any value in the adjustment account as of the prior Annuity Year divided by the modal factor; and

(b)   is the Guaranteed Payment Floor.

An adjustment account is established on the Income Start Date. On this date, the value of the adjustment account is the greater of (a) and (b), where:

(a)   is zero; and

(b) is the guaranteed payment floor minus the level income amount, multiplied by the modal factor.

The value of the adjustment account in subsequent Annuity Years is the greater of (a) and (b), where:

(a)   is zero; and

(b)   is (i) plus (ii) minus (iii), where:

  (i)   is the value of the adjustment account as of the prior Annuity Year;

  (ii) is the Variable Income Payment for the current Annuity Year multiplied by the modal factor; and

  (iii) is the level income amount for the current Annuity Year multiplied by the modal factor.

The amount of a transfer after the Income Start Date from the Subaccounts to the General Account will be reduced to first pay off the adjustment account balance.

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LEVELIZED INCOME WITH A STEP-UP GUARANTEED PAYMENT FLOOR RIDER OPTION


Under the provisions of this rider, the guaranteed payment floor will automatically increase every two years to the greater of the current guaranteed payment floor and 75% of the current Variable Income Payment. The increase occurs on every other Income Start Date anniversary, up to and including the tenth anniversary. After each 10-year period, you may elect to continue the step-up option for an additional 10 years. If you elect to continue the step-up option, the rider charge may be reset to the new charge, which may be higher than your previous charge, but will never exceed 1.00% annually. If you choose not to continue the step-up option at the end of a 10-year period, your guaranteed payment floor and applicable charge will remain level for the life of the contract. Currently, we assess an annualized charge of 0.50% of your daily net assets of the Separate Account.


TRANSFERS UNDER THE LEVELIZED INCOME WITH GUARANTEED PAYMENT FLOOR RIDER OPTIONS

Transfers from the Separate Account to the General Account may only be made on or after the Income Start Date and only when the Fixed Income Payments provided by the transfer are higher than the corresponding portion of the guaranteed payment floor. The Variable Income Payments and the guaranteed payment floor will be reduced by the specified Subaccounts to the General Account transfer percentage.

On and after the Income Start Date, the Fixed Income Payment provided by a transfer is equal to (a) divided by (b) multiplied by (c), where:

(a) is the sum, over all Subaccounts, the number of Annuity Units transferred from the Subaccount, multiplied by the Annuity Unit value of the Subaccount, as of the Valuation Day that we receive the transfer request; and

(b) is the annual payout rate for newly issued contracts, as of the Valuation Day that we receive the transfer request, based on the Annuitant(s)'s current Age(s) and the remaining certain period; and

(c) is the current single premium immediate annuity payout rate, as of the Valuation Day that we receive the transfer request in good order, based on the Annuitant(s)'s current Age(s) and the remaining period certain.

DEATH BENEFIT AVAILABLE UNDER THE LEVELIZED INCOME WITH GUARANTEED PAYMENT FLOOR RIDER OPTIONS

If the last surviving Annuitant dies on or after the Income Start Date and after the end of the period certain, we will pay a death benefit. The death benefit will be equal to the present value of the Variable Income Payments remaining in the Annuity Year. We will pay this death benefit in accordance with the "Death Proceeds" provision of the prospectus.

INVESTMENT STRATEGY UNDER THE LEVELIZED INCOME WITH GUARANTEED PAYMENT FLOOR RIDER OPTIONS

In order to receive the full benefit provided by one of the Levelized Income with Guaranteed Payment Floor Rider Options, you must invest all your premium payments and allocations in accordance with a prescribed Investment Strategy. If you do not allocate all your assets in accordance with a prescribed Investment Strategy, your benefit will be reduced by 50%. EVEN IF YOUR BENEFIT IS REDUCED, YOU WILL CONTINUE TO PAY THE FULL AMOUNT CHARGED FOR THE RIDER.

Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract is issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is not described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.

Currently, the Investment Strategy includes Designated Subaccounts and one Asset

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